Exhibit 4.47

DATED 4th FEBRUARY 2005

(1) BIOCUSTOM LIMITED

(2) CUSTOM PHARMACEUTICALS LIMITED

AGREEMENT

RELATING TO PRODUCTION OF XGEL™

FILM

THIS AGREEMENT is made on                                                                              2005

BETWEEN:

(1)	BIOCUSTOM LIMITED a company registered in England under number 05279679 whose registered office is at Hostmoor Avenue, March Industrial Estate, March, Cambridgeshire, PE15 0AX (“BCL”); and

(2)	CUSTOM PHARMACEUTICALS LIMITED a company registered in England under number 01431692 whose registered office is at Tecore House, Conway Street, Hove, East Sussex, BN3 3LW (“Custom”).

WHEREAS:

(A)	BCL owns, controls or has the right to use patents and technical information relating to the production and use of a non animal derived film coating system for pharmaceutical products known as the XGEL™ System.

(B)	BCL wishes to appoint Custom as its subcontractor to produce XGEL™ Film on its behalf and has agreed to make available to Custom for such purposes the necessary production equipment and know how to establish a fully functional film casting line.

(C)	Custom has agreed to produce XGEL™ Film on behalf of BCL and to make available facilities for the installation of such film casting line at the Premises.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement the following words and phrases shall, unless the context otherwise requires, have the following meanings:

“cGMP” means those current practices, as amended from time to time, related to the manufacture of pharmaceutical active ingredients and their precursors laid down in guidelines and regulations such as the GMP rules of the World Health Organization, the United States Code of Federal Regulations (Title 21, Parts 210-211), the Guide to Inspection of Bulk Pharmaceutical Chemicals (U.S. Department of Health and Human Services, Revised September 1991), the Pharmaceutical Inspection Convention, and the European Community Guide to Good Manufacturing Practice in the production of pharmaceutical products;

“Customer” means a purchaser of the Products;

“Development Plan” means the agreed programme of works required to establish the facility as a stand alone facility for the production of the Products to the required standards and to install and commission the Equipment as set out in Schedule 1;

“Effective Date” means the date of signature hereof;

“Equipment” means the Film Line together with all ancillary equipment and parts supplied by and the property of BCL and used in connection with the production of the Products at the Premises a list of which, as at the Effective Date, is attached as Schedule 5;

“Facility” means the dedicated area of the Premises used exclusively for the production of the Products in which the Equipment is positioned as outlined in red in the plan attached as part of Schedule 1;

“Film Line” means the primary production line for XGEL™ Film comprising dosing mechanism, travelling belt, heating ovens and winding mechanism;

“Fit Out Period” means the period from the Effective date until Custom have certified that Start of Production can take place;

“Key Personnel” means the personnel employed by Custom selected to fulfil the functions listed in Schedule 3 and who are to be trained by BCL and who, save as otherwise provided herein will be employed solely in operating the Facility and the Film Line; the individuals initially appointed to fulfil such roles shall be the “Initial Key Personnel”;

“Premises” means Custom’s premises at Unit 2, Fairway Trading Estate, Moulescoombe, Brighton BN2 4PB;

“Products” means the reels of finished XGEL™ Film produced, configured and packaged in accordance with the Specification;

“Qualified Person” means a person who fulfils the minimum conditions of scientific qualification as a Qualified Person referred to in Article 49 of Directive 2001/83/EC or any amendment or replacement thereof and is properly registered as such by the relevant professional body;

“Quality Assurance” or “QA” means the quality assurance requirements and processes set out in the Specification including final checking and sign off by a Qualified Person;

“Quality Control” or “QC” means the quality control requirements and processes during the course of production set out in the Specification;

“Raw Materials” means those raw materials used in the production of the Products as set out in the Specification;

“Specification” means the specification as set out in schedule 2 together with the detailed Technical Agreement laid down by BCL from time to time for each type of Product;

“Start of Production” or “SOP” means the date upon which BCL shall certify by notice in writing that all necessary conditions for commencement of production, shall have been fulfilled. Unless otherwise agreed, this shall be upon the date of issue by Custom of an acceptance certificate for the Equipment; and

“Technical Agreement” means the detailed specification document laid down by BCL for each type of Product to be produced hereunder covering (without limitation) Raw Materials suppliers and specification, Quality Control procedures prior to, during and after manufacture, manufacturing procedures, machine set up, storage, post-production Quality Assurance and criteria for release for sale, records and documentation to be provided for each batch of the Product and other data and procedures necessary for the satisfactory production of the Products.

1.2	The headings in this Agreement do not affect its interpretation. Save where the context otherwise requires, references to sub-clauses, Clauses and Schedules are to sub-clauses, Clauses and Schedules of this Agreement.

1.3	Unless the context otherwise so requires:

1.3.1	references to the parties shall include their permitted successors and assigns;

1.3.2	references to statutory provisions include those statutory provisions as amended or re-enacted; and

1.3.3	references to any gender include all genders.

1.4	In the case of any conflict or ambiguity between any provision contained in the body of this Agreement and any provision contained in any Schedule, the provision in the body of this Agreement shall take precedence.

2.	DURATION

2.1	This Agreement shall commence on the Effective Date and, unless terminated previously in accordance with Clause 14 below, shall continue thereafter until the fifth anniversary of the Effective Date (the “Initial Term”).

2.2	BCL shall have the option, exercisable by notice in writing no later than six months prior to the end of the Initial Term, to extend this Agreement once only by a period specified in such notice, not to exceed five (5) years.

2.3	During any period of notice arising under this Agreement the parties agree that they shall continue to perform their respective obligations in accordance with the terms of this Agreement.

3.	THE FACILITY AND INSTALLATION OF THE EQUIPMENT

3.1	Custom shall, throughout the continuance of this Agreement make available and dedicate the Facility for the purpose exclusively of producing the Products on behalf of BCL and for no other purpose unless otherwise expressly agreed by BCL in writing. The Facility shall be established in accordance with the Development Plan in such manner that it is physically separated from other areas of the Premises and that suitable precautions are in place to avoid contamination of the Products.

3.2

BCL shall have the right to visit the Facility at any time during normal working hours and at such other reasonable times as the parties may agree, for the purpose of reviewing progress of work on the Development Plan, ensuring that the manufacture of the Products meets the Specification and the required standards and for such other purposes as BCL may reasonably require. BCL shall, in addition, have the right, at any time during normal working hours to bring visitors to inspect the Facility and production of the Products. Custom shall make available at all times suitable office accommodation at the Premises (to be equipped by BCL, such equipment to remain, at all times, the property of BCL) for the sole use of visiting BCL personnel and, upon request, a suitable fully equipped meeting room on the premises, for presentations to and meetings with such visiting parties. BCL shall and shall procure that any visitors shall use all reasonable endeavours not to disrupt production at the Facility and shall undertake to comply with such safety, security and confidentiality requirements as Custom may reasonably require.

3.3	So soon as is practical following the date hereof, BCL will furnish to Custom full layout drawings of the Equipment and details of all requirements for site preparation including, without limitation, all relevant loadings and requirements for the provision of utilities and, subject to receiving such information, Custom shall ensure that the Facility is prepared for the delivery installation and commissioning of the Equipment and that all necessary services and utilities are provided as set out in the Development Plan and the layout drawings no later than the agreed date for the delivery of the Equipment to the facility set out in the Development Plan. Custom shall procure that all utilities provided for the Facility are metered separately from those in the remainder of the Premises.

3.4	Custom shall be responsible for carrying out all the works in relation to the Facility and the Premises set out in the Development Plan to make ready the Facility for the installation of the Equipment and for Start of Production. The Parties shall hold regular site meetings at such intervals as BCL may reasonably require to review progress on the works in the Development Plan during the Fit Out Period. Save in relation to those items detailed in the Development Plan in respect of which BCL has agreed to pay or contribute to the costs (in respect of which, Custom shall provide detailed binding quotations and obtain written approval by BCL prior to carrying out any work) Custom shall carry out such works, to the agreed standard set out in the Development Plan, at its sole cost. The Parties acknowledge that BCL has already, prior to the date hereof, agreed to cover the cost of certain building works necessary for the Facility. Any costs so incurred shall be deemed to be costs incurred hereunder.

3.5

BCL shall at its sole cost be responsible for the supply and delivery of the Equipment to the Premises and for the mechanical and electrical assembly and commissioning of the Equipment to its final condition including all setting and adjustment works and performance optimisation up to Start of Production. Once the installation is complete, BCL shall carry out a Site Acceptance Test (“SAT”) of the Equipment in accordance with the SAT Protocol set out at Schedule 6 or as subsequently agreed between the parties. Upon successful completion of the SAT, Custom shall sign an acceptance certificate to acknowledge that the Equipment has been installed and adjusted to produce the Products fully in accordance with the Specification. Any dispute as to acceptance shall be dealt with in accordance with Clause 19.

3.6	Custom shall be responsible at its own cost for obtaining and maintaining throughout the period from SOP to the termination or expiry of this Agreement all UK, EU and other approvals as may be necessary for the operation of, and the production of the Products in, the Facility and all other areas of the Premises used for the production of the Products on a cGMP basis save that if BCL shall also require Custom to obtain FDA approval for the Facility or Premises, the parties shall work together fully to obtain such approval. Custom shall, within 45 days of the request of BCL to obtain FDA approval, produce a full costed budget for any inspections and/or necessary additional works to obtain such FDA approval, for approval by BCL and shall, upon request, provide all necessary breakdowns, explanations and back up for such budget. If such budget is approved by BCL, the inspections and/or necessary works shall be carried out in accordance with the approved budget and BCL shall be responsible for all costs of the inspections and works up to and including the sums approved. For the avoidance of doubt, the Raw Materials will be dispensed and mixed in Custom’s dispensary which does not form part of the Facility and is not dedicated to the Products. The dispensary and the means of transfer of the mixed Raw Materials to storage tanks in the Facility shall nonetheless comply with all relevant cGMP standards, pharmaceutical clean area rules and all necessary approvals (including FDA approval where appropriate) and any other provisions laid down in the Technical Agreement for each of the Products.

3.7	If at any time during the continuance of this Agreement, any competent authority shall, or shall threaten to, withdraw any approval or authorisation required pursuant to Clause 3.6, Custom shall forthwith inform BCL of the same and shall take all necessary steps, at its sole cost, to maintain such approval.

3.8

BCL will also be responsible for the costs of BW Pharma, the Project Manager currently employed by Custom with regard to the overall development of the Premises, in respect of their additional services in relation to the Facility and the installation of the Equipment only upon terms to be agreed direct between BW Pharma and BCL. For the avoidance of doubt Custom shall not be entitled to receive any commission, payment or mark-up from BCL in relation to its use of BW Pharma.

3.9	Upon receipt of the certificate of acceptance in relation to the Equipment, BCL shall, unless otherwise agreed, confirm in writing that SOP has occurred. Both parties shall use all reasonable endeavours to ensure that the conditions for SOP are met no later than 1 September 2005. If the conditions for SOP are not met by such date other than for reasons within the control of, or due to any default by, Custom, BCL shall reimburse to Custom so soon as practicable following SOP the salary, NI and other employment costs of any Key Personnel or other Custom personnel for any period between such date and SOP during which Custom can reasonably demonstrate such Key Personnel or other personnel were engaged exclusively in relation to the achievement of SOP or otherwise on behalf of BCL. Where SOP, shall not have taken place by October 1 2005, (other than for reasons within the control of, or due to any default by, Custom, BCL shall, in addition, pay to Custom the Accommodation Charge for the period from 1 October 2005 to SOP. Such personnel charge and accommodation charge shall be at their respective cost to Custom and Custom shall not be entitled to charge BCL any mark up or profit element in relation thereto.

4.	SUPPLY OF THE PRODUCTS

4.1	With effect from SOP, BCL hereby appoints Custom to produce at the Facility as subcontractor on behalf of BCL, such quantities of the Products at such times as BCL may specify from time to time in accordance with the terms set out in this Agreement.

4.2	With effect from SOP the parties shall meet as BCL require to plan production and to review the operation of the line. The aim of such planning meeting shall be to optimise the production cycle by:

•	making the most efficient use of the Equipment and Key Personnel on, initially, a single shift basis, to avoid peaks and troughs of production;

•	reviewing stockholding requirements against the production plan;

•	reviewing the monthly reports from Custom on line operation and efficiencies;

•	Reviewing QA and testing issues;

•	ensuring that all orders from Customers are fulfilled by the date required

•	reviewing any accounting issues and requirements.

4.3	Custom shall produce and submit to BCL in good time before each such production meeting and at such other times as BCL may reasonably require a report detailing the usage of the Equipment and the Key Personnel, the efficiency of production (to include details of inputs of materials, amount used, Products produced and wastage), stock levels of Raw Materials and finished Products, QA, QC and technical operations and such other matters as BCL may reasonably require from time to time.

4.4	Custom shall be responsible for ordering on behalf of BCL sufficient Raw Materials to meet production requirements and reserve stock levels as laid down by BCL from time to time in accordance with the procedure set out in clause 4.5 and for manufacturing at the Facility using the Equipment the quantity of Products required, in accordance with the Specification and the timescales laid down by BCL, including (without limitation) all necessary packaging and palletisation for storage and onward shipment as set out in the Specification.

4.5	All orders for Raw Materials shall be placed by Custom as agent on behalf of BCL with the suppliers of Raw Materials specified by BCL from time to time in the quantities and upon the terms agreed by BCL with such suppliers but shall be invoiced to and paid direct by BCL. Custom shall, however, bring to the attention of BCL any special offers or discounts available in respect of the purchase of Raw Materials of which it may become aware and, if so requested by BCL, seek to ensure that BCL enjoys the benefit thereof. For the avoidance of doubt, Custom shall not be entitled to receive any commission, payment or mark up of any kind from either the Supplier or BCL in relation to such purchases. Custom shall prepare and submit to BCL no later than 7 days following the commencement of each month a report detailing any orders for Raw Materials placed for delivery in the previous month but not delivered, specifying the supplier, quantity of Raw Materials and cost.

4.6

BCL shall, as soon as practicable, pass to Custom full particulars of each Order for the Products accepted by BCL which BCL wishes to be fulfilled by the Facility. Provided that such order can be fulfilled from existing stocks or planned production without disrupting orders previously accepted, then Custom undertakes that it will allocate Products from stock or production and fulfil such order on behalf of BCL fully in accordance with the delivery dates and terms of sale agreed by BCL. Where the order cannot be met from stock or planned production, but it would be possible to meet the delivery dates set out in the order by increasing production with the existing staffing, Custom shall take all reasonable steps necessary (including, without limitation, ordering the necessary additional Raw materials as agent for BCL in accordance with the provisions of Clause 4.5) to meet such delivery dates. Where such delivery dates cannot be met except by overtime or the use of additional staff, Custom shall seek the approval of BCL prior to using such additional resources but, if approval is granted, Custom shall fulfil such orders on the basis agreed but BCL shall bear the additional costs of overtime or additional labour incurred.

4.7	Custom shall also be responsible for providing all necessary laboratory services for quality control testing and for obtaining final pharmaceutical certification for the Products in accordance with the quality and testing protocol set out in the Technical Agreement for the relevant type of Product. Other testing required by BCL which is not included in the relevant Technical Agreement shall be provided by Custom on the basis which the parties may agree, acting reasonably, from time to time

4.8	The parties acknowledge that it is the ultimate intention, if levels of demand permit, to add a second production shift at the Facility. Custom shall, as soon as is practicable following the Effective Date, devise and submit to BCL for approval a detailed plan for the introduction of such second shift. BCL shall have the right at any time, to require the introduction of such second shift. The additional cost to BCL of such shift shall reflect only the additional cost to Custom previously demonstrated to and agreed by BCL on an open book basis and be calculated in accordance with Clause 9 and Schedule 4 save that there shall be no increase in the Accommodation Charge by reason of such additional shift.

4.9	For the avoidance of doubt:

4.9.1	the Products produced hereunder are produced by Custom as subcontractor on behalf of BCL using BCL Equipment and Raw Materials and in consideration of the payments set out in Clause 9 only. Custom shall not be entitled to any additional payments in relation to the Products.

4.9.2	Nothing herein shall be taken to grant any right to Custom to supply Products on an exclusive basis. BCL shall have the right to source Products elsewhere at its sole discretion.

4.9.3	Nothing herein shall be taken to bind BCL to order any minimum quantity of Products from the Facility during any period.

4.9.4	Unless otherwise expressly authorised in writing by BCL, Custom shall not affix its name or mark to any Products produced hereunder or on any packaging or documentation used in connection with such Products.

4.10	All rights, title and interest in the Raw Materials and Products shall remain at all times the property of BCL until such time as title in the Products passes to a Customer in accordance with the relevant terms of sale. At no time and under no circumstances shall title in the Products pass to Custom. Custom shall ensure that such Raw Materials and Products are at all times kept identifiable and distinct from raw materials and products owned by Custom or any other client of Custom and marked clearly as the property of BCL. Custom shall not, nor purport or attempt at any time, to sell, assign, pledge, part with possession or control of the Products or any interest therein nor otherwise attempt to deal with any interest therein save as expressly permitted by this Clause 4 and shall keep such Raw Materials and Products free from distress execution or other legal process. Custom expressly agrees that it shall have no lien or right of possession of any kind in relation to such Raw Materials or Products and that BCL shall have the right to enter into the Facility or any other part of the Premises where such Raw Materials or Products are or are believed to be situated at any time to remove the same.

5.	STORAGE AND DISTRIBUTION SERVICES

5.1	Custom shall be responsible for the storage of Raw Materials pending use and the Products pending distribution together with the onward distribution of the Products to such Customers as BCL may direct in accordance with Clause 4.

5.2

Custom shall, at all times during the continuance of this Agreement make available to BCL such number of pallet spaces at the Premises (or, with the agreement of BCL, elsewhere) as BCL may require from time to time for the storage of Raw

Materials and Products. The storage accommodation shall be clean, dry and secure and comply with all necessary standards laid down for the storage of active ingredients for pharmaceuticals and their precursors and such additional standards as BCL may notify to Custom from time to time and shall be such as to prevent deterioration or contamination of the Raw Materials and/or Products. For the purposes of this Agreement a pallet space shall be a standard Europallet of 80 x 120cm.

5.3	Inventories of Raw Materials and the Products stored shall be fully and accurately maintained at all times on a suitable inventory management system which will permit fast and accurate stock control and reconciliation, stock rotation and picking for use or despatch. Picking shall be on a first in first out basis unless otherwise instructed by BCL. Custom shall provide a stock report monthly for the production planning meetings and at such other intervals as BCL may require for accounting purposes and shall carry out, at its own cost, a full physical stocktake of the Raw Materials and Products held at least once every six months but BCL shall be entitled to carry out its own full physical stocktake at its own expense at any time. All such reports shall be made available to BCL electronically in such form and with such content as BCL may reasonably specify from time to time.

5.4	Custom shall, in addition, provide all necessary personnel and materials handling equipment required for the proper storage of the Raw Materials and the Products and the inward and outward processing (including, without limitation, production and administration of delivery notes and such other documentation as may be required to facilitate shipment of the Products) and transportation within the Premises thereof. Such personnel and services shall be included in the Warehousing Charge set out in Clause 9 and Custom shall not be entitled to any additional fees or charges in relation thereto.

5.5

Where the relevant terms of sale of the Products involve carriage or shipment of the Products, Custom will also arrange such carriage or shipment as agent on behalf of BCL. The invoices for such carriage or shipment shall, however, be directed to and payable direct by BCL. Custom shall not be entitled to any commission, payment or mark-up of any nature in respect of such carriage or shipment whether from BCL or the carrier nor to raise any charge for the provision of services in relation thereto. Custom shall if requested, obtain quotations from suitable carriers for prospective orders and provide full details of the relevant cost to BCL to allow for this to be factored into the price quoted for the Products. Custom shall, unless otherwise instructed by BCL, use to transport the Products, those freight service providers it uses for itself or other customers, where suitable. Custom shall use all reasonable endeavours to agree (as agent for and on behalf of BCL) the most favourable possible freight rates and terms with each freight service provider which shall be no worse than those applicable to Custom or any other customer of Custom for similar loads. Custom shall, if so requested by BCL, demonstrate that the rates are at the lowest achievable level. BCL shall have the right, at any time, to require that the transportation of the Products shall be moved to an alternative freight service provider.

5.6	Custom shall be fully liable for all stocks of the Raw Materials and/or the Products while in its custody and control. Custom shall reimburse to BCL forthwith the full value (which shall be the full replacement cost to BCL plus freight and storage charges and duty if any) of all Raw Materials or Products which are damaged or lost while in the Premises or in transit in the charge of Custom. In the case of loss or damage while in the custody of any freight service provider engaged by Custom pursuant to Clause 5.5, Custom shall file and diligently prosecute claims on behalf of BCL with freight service providers engaged in respect of any such loss or damage, shall use all reasonable endeavours to recover from such freight service providers the full value of Products lost or damaged and shall forthwith pay over to BCL in full all sums recovered.

6	QUALITY AND LIABILITY

6.1	Custom warrants that the Products manufactured will, at the time of delivery to the Customer meet the Specification in all respects and be produced to cGMP standards and free from defects in manufacture. Custom shall provide suitably qualified Quality Control and Quality Assurance personnel (including adequate Qualified Persons) and laboratory testing facilities to carry out batch testing in accordance with the relevant Technical Agreement for each type of Product to ensure that the Products are fully in accordance with the Quality Control and Quality Assurance requirements itemised in the relevant Technical Agreement.

6.2	If, at any time, any Products produced hereunder shall be found whether on testing by Custom or BCL prior to dispatch or by the Customer upon receipt, not to comply with the above warranty then, save as otherwise expressly provided herein, Custom’s sole liability for the breach of such warranty shall be, at the option of BCL either:

6.2.1	to pay to BCL a sum equivalent to the full price of the Products concerned to the Customer (including duty and freight, where appropriate); or

6.2.2	to replace such non-compliant Products at Custom’s sole cost (including any payment for late delivery pursuant to Clause 6.4 where relevant). Custom shall be entitled to use the Equipment and the Key Personnel for such purpose but such use must in no way delay or prevent the fulfilment of other orders or production requirements received from BCL. Custom shall purchase the necessary Raw Materials at its own cost and shall reimburse to BCL the shift rate of each of the Key Personnel engaged for each shift spent in producing such replacement Products together with the mark up charged in relation thereto. All costs of carriage to the Customer shall also be borne by Custom. For the avoidance of doubt, any overtime charges incurred as a result of such replacement shall be borne entirely by Custom.

6.3	In respect of any claim by an unaffiliated third party (“Third Party Claim” which shall, for the avoidance of doubt include any claim by Customers) relating to Products supplied hereunder, Custom shall indemnify, defend and hold BCL harmless from and against any and all claims, demands, losses, liabilities, damages, costs and expenses (including the cost of settlement, reasonable legal and accounting fees and any other expenses for investigating or defending any actions or threatened actions) directly arising out of or directly resulting from any such Third Party Claim involving death or bodily injury actually or allegedly arising out of or resulting from the use of the Product where such death or personal injury arose wholly or substantially by reason of the failure of Custom to manufacture the relevant Product fully in accordance with the Specification but not, for the avoidance of doubt if any such death or injury arose as a result of a defect in the Specification of the Product in question.

6.4	Where in accordance with the terms of any order provided to Custom hereunder BCL would be required to pay any form of rebate, penalty or other sums to a Customer if Products ordered by such Customer are not delivered by a particular date and Custom nonetheless fails to deliver such Products as required by the order by such date (other than by reason of:

6.4.1	force majeure, which shall include, without limitation, delays in the supplies of raw materials beyond the reasonable control of Custom, or

6.4.2	the failure by BCL to authorise the purchase or holding of adequate stocks of Raw Materials or to provide the level of lead time agreed between the parties from time to time)

then Custom shall indemnify BCL and hold BCL harmless in respect of any such rebate, penalty or other sums. BCL shall inform Custom at the time of providing the order of any such rebate penalty or other sum.

6.5	SAVE AS OTHERWISE PROVIDED IN THIS CLAUSE 6, CUSTOM SHALL ON NO ACCOUNT BE LIABLE TO BCL FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT OR FOR LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT REGARDLESS OF ANY NOTICE OF SUCH DAMAGES.

7.	PERSONNEL ENGAGED IN THE PROVISION OF THE SERVICES

7.1	With effect from SOP, Custom shall, at all times during the continuance of this Agreement, save as provided below or as otherwise agreed, make available the Key Personnel on an exclusive full time basis to man the Facility and Equipment and to produce the Products in accordance with this Agreement.

7.2

Custom shall ensure at its own expense that the Initial Key Personnel and any additional Key Personnel employed whether as replacements of the Initial Key Personnel or by reason of any expansion of the staffing requirements will be appropriately trained and skilled for the role allotted. If, at any time, BCL notifies Custom that it considers that the performance, skills or conduct of any of the Key Personnel are unsatisfactory, the parties shall meet to discuss such actions as are required to resolve the problem. Following such discussion, if an alternative solution acceptable to BCL is not agreed, BCL shall have the right to require that the relevant person be replaced as a member of the Key Personnel by a suitably qualified alternative.

7.3	BCL will be responsible for the provision of specialist training in the use of the Equipment for such of the Initial Key Personnel as it believes necessary at its film line in Florida. BCL shall be responsible for all travel, accommodation and pre agreed subsistence costs during such training. If BCL requests that such training be provided prior to SOP then Custom shall make the relevant Key personnel available for such training but shall be entitled to charge BCL for the time of the relevant Key Employees at a rate to be agreed (not to exceed the salary cost to Custom of such employee(s) for the relevant period).

7.4	In the provision of the Services, Custom shall, unless otherwise agreed by BCL, only use the Key Personnel and shall ensure that such Key Personnel perform their tasks in a workmanlike and professional manner.

7.5	It is recognised by the parties that, in the initial stages following SOP, it may not be necessary for all the Key Personnel to be employed in the Facility full time to meet the levels of production of the Products required. If BCL shall so request at production planning meeting or otherwise, Custom shall use all reasonable endeavours to provide alternative work for such of the Key Employees for such periods as BCL may require. Custom will otherwise use all reasonable endeavours to ensure that the Key Personnel remain engaged at all times during working hours in the provision of the Services. If BCL shall request or agree, at any time, that one or more of the Key Personnel shall be released to other duties, Custom shall:

7.5.1	procure that such member of the Key Personnel resumes his duties at the Facility forthwith if required for the purposes hereof or BCL shall otherwise so request; and

7.5.2	reimburse to BCL a sum equivalent to the shift rate for relevant member of the Key Personnel for each shift for which such member of the Key Personnel was released for other duties together with the mark-up thereon set out in Clause 9.

7.6

Custom shall ensure that they are able to provide sufficient appropriately qualified additional personnel to man a second shift (if BCL so requires) in accordance with the agreed plan (and such additional personnel shall thereafter be deemed to be Key Personnel) and/or to provide temporary cover for members of the Key Personnel during periods of holiday or sickness or to cover additional demand at such time or times as BCL may require.

7.7	Custom shall, to the extent practicable, procure that the Initial Key Personnel provide all necessary specialist training in the use of the Equipment to any replacement for any member of the Key Personnel or to other personnel nominated by BCL. If further specialist training is required, then BCL may, at its discretion, make such training available at its Florida facility and the travel accommodation and pre agreed subsistence costs of the persons to be trained shall be borne solely by BCL.

7.8	For the avoidance of doubt, the Key Employees shall remain at all times employees of Custom which shall be responsible for payment of or accounting for the remuneration and associated benefits, taxation and national insurance or the equivalent deductible by the employer together with expenses incurred by the Key Employees except as otherwise expressly provided herein.

8.	USE OF EQUIPMENT

8.1	The Equipment is made available on loan to the Facility, terminable at will by BCL, for use by Custom at the Facility for the purpose of production of Products on behalf of BCL only. All right, title and interest in the Equipment shall at all times remain the sole property of BCL. At no time and under no circumstances shall title in the Equipment pass to Custom. Custom shall ensure that the Equipment is marked clearly as the property of BCL.

8.2	Custom shall not, nor purport or attempt at any time to, sell, assign, pledge, part with possession or control of the Equipment or any interest therein nor otherwise attempt to deal with any interest therein and shall keep such Equipment free from distress, execution or other legal process. Custom expressly agrees that it shall have no lien or right of possession of any kind in relation to the Equipment and that BCL shall have the right to enter into the Facility or any other part of the Premises where such Equipment is or is believed to be situated at any time to remove the same.

8.3

BCL will permit Custom, using Key Personnel or such others as may be approved from time to time by BCL, such use of the Equipment as is reasonably required for the purpose of producing the Products in accordance with the terms hereof.

Authorisation procedures will be agreed between BCL and Custom from time to time.

8.4	Custom shall use the Equipment for the purpose of producing the Products only and for no other purpose without the express prior written consent of BCL.

8.5	Custom shall ensure that Key Personnel, and others permitted to operate the Equipment by BCL, operate the Equipment with all reasonable skill and care and Custom shall indemnify and hold harmless BCL against all and any damage (other than normal wear and tear) to the Equipment caused by persons using the Equipment with Custom’s authorisation.

8.6	Custom undertakes that it shall:

8.6.1	ensure that proper environmental, health and safety and working conditions, as recommended by BCL and/or laid down by any relevant governmental, quasi governmental or industry laws, regulations or codes of practice, are maintained for the Equipment;

8.6.2	ensure that the Equipment is kept clean and in good condition and that it is only used in accordance with the manufacturer’s instructions;

8.6.3	not make any modifications to the Equipment except with the prior express consent of BCL;

8.6.4	comply with the terms of any warranty provided by the manufacturer of the Equipment;

8.6.5	in consideration of the engineering support element of the Management and Technical Support Charge provide standard day to day maintenance for the Equipment fully in accordance with the service schedule and instructions laid down by the manufacturer and using only replacement parts approved by the manufacturer or BCL. Such parts shall, following prior approval by BCL, be ordered and fitted by Custom but the cost of such parts shall be reimbursed by BCL without mark-up. In the event of any serious malfunction or breakdown of the Equipment, Custom shall forthwith inform BCL and BCL shall arrange and bear the cost of any repairs, unless caused by any default of Custom, in which case, Custom shall reimburse to BCL the full cost thereof;

8.6.6	ensure that the Equipment remains at all times within the requirements of cGMP, any applicable approvals and adjusted and calibrated to meet the Specification;

8.6.7	not change, remove, or obscure any labels, plates, insignia, lettering or other markings on the Equipment.

8.7	In the event that this Agreement is terminated, BCL will be responsible for the cost of removing the Equipment and, save where termination is by reason of any default by Custom, making good any damage to the Premises caused by such removal and removing the wall constructed around the wet mixing area marked in [red] on the plan attached at Schedule 1 and making good any damage to the floor caused by such removal.

9.	FINANCIAL CONDITIONS

9.1	During the Fit Out Period, it is expressly agreed and acknowledged that BCL shall be liable to pay only for those items expressly set out in Clause 3 and/or the Development Plan. All other costs (including without limitation all accommodation, overhead and staff costs save as otherwise expressly provided pursuant to Clause 3.9 or 7.3) shall be borne by Custom.

9.2	With effect from SOP, in consideration of the services provided hereunder, BCL undertakes to pay Custom during the continuation of this agreement the following:-

9.2.1 The Accommodation	Charge;

9.2.2 The Servicing	and Maintenance Charge;

9.2.3 The Building	Maintenance Charge;

9.2.4 The Management	and Technical Support Charge;

9.2.5	The Warehousing Charge;

9.2.6	The Staffing Charge;

each as defined and calculated in accordance with Schedule 4 together, in each case, with a profit mark up of 30% of such amounts net of VAT (where applicable).

9.3

At the end of each calendar month, with effect from SOP, Custom shall invoice BCL for the full amount of such charges in respect of such month, together with the relevant mark-up and the amount of any bills for the separately metered utilities in relation to the Facility (the “Utility Charge”) paid by Custom during such month which shall be reimbursed at cost by BCL without mark-up.

9.4	BCL shall pay such invoices no later than the last day of the month following that in which such invoice was delivered but shall be entitled to set off against such payment (if not previously deducted by Custom) any shift rates to be reimbursed pursuant to Clauses 6.2.2 or 7.5.2 and/or payments in respect of late deliveries pursuant to Clause 6.4 together with any other sum which is in bona fide dispute between the parties. The parties shall, in good faith seek to resolve any such dispute as quickly as practicable.

9.5	Save in the case of such permitted set offs, late payment shall bear interest at the rate of 2% over the base rate for the time being of the Bank of Scotland from the due date until the date of payment in full inclusive.

9.6	All sums payable under this agreement are exclusive of VAT which shall where applicable be paid in addition at the rate in force at the due time for payment subject to the relevant valid VAT invoice being issued.

10.	INTELLECTUAL PROPERTY RIGHTS

10.1	Notwithstanding the installation of the Equipment at the Facility, it is expressly agreed and acknowledged that all intellectual property rights of whatever nature in and to the XGEL™ System, and/or the Products shall remain the property of BCL or its affiliates. BCL grants or shall procure the grant to Custom a licence free of charge to use the intellectual property rights to the extent required in order to manufacture the Products during the continuance and for the purposes of this Agreement only. Custom expressly disclaims and waives any claim to any such intellectual property rights and undertakes to assign any interest therein which it may acquire to BCL (or as it may direct) forthwith upon request and without charge.

10.2	To the extent that any improvements to such intellectual property are developed by Custom, Custom shall grant to BCL and to such other affiliates of BCL as BCL may specify from time to time, a fully paid, royalty free irrevocable licence to use and to sublicense such improvements; where such improvements are not severable from such intellectual property, such licence shall be exclusive.

10.3	Custom shall not, at any time, whether during the continuance of this Agreement or thereafter, without the prior written consent of BCL, utilise the intellectual property rights, produce the Products or make any use whatever of the Equipment for any purpose other than production of Products for delivery as BCL shall direct.

11.	INSURANCE

11.1	Without limiting Custom’s responsibilities, liabilities or obligations under this Agreement, Custom shall be responsible for arranging and maintaining in force for the duration of this Agreement insurances as follows:

11.1.1	All risks of physical loss of or damage to the Equipment, the Raw Materials or the Products while in the custody or control of Custom for their full replacement value.

11.1.2	Public liability with a limit of £5,000,000 on any one event (limit shall not apply in cases of gross negligence or wilful misconduct).

11.1.3	Product liability during the continuance of this Agreement and for not less than 6 years following its termination in respect of Products delivered hereunder with minimum limits of £1,000,000 per occurrence and £5,000,000 in the aggregate

11.2	Custom shall, upon request, provide to BCL copies of or full details of such insurance and evidence of the due payment of premiums. On the renewal of each policy Custom shall promptly send a copy of the premium receipt to BCL.

11.3	Custom shall ensure that the appropriate noting of BCL’ interest has been recorded on the policies or a generic interest clause has been included.

11.4	Custom shall at all times during the term of this Agreement and for a period of 6 years thereafter;

11.4.1	administer the insurance policies and Custom’s relationship with its insurers at all times to preserve the benefits for BCL set out in this Agreement;

11.4.2	do nothing to invalidate any such insurance policy or to prejudice BCL’s entitlement thereunder;

11.4.3	procure that the terms of such policies shall not be altered in such a way as to diminish the benefit to BCL,

11.4.4	deal with all claims arising in respect of losses involving BCL in consultation with BCL, provide to BCL copies of all correspondence in relation thereto and comply with all reasonable instructions of BCL in relation to such claims

12.	RESTRICTIONS

12.1	Custom recognises that, to enable it to produce the Products hereunder, BCL will be providing to Custom extensive proprietary know how in relation to the production of film coatings for pharmaceutical products. In order to protect such know how, Custom agrees that it will not, during the continuance of this Agreement, enter into any arrangement for the production of film for pharmaceutical coatings for any other company engaged in the production or development of such films without the prior written consent of BCL. For the avoidance of doubt, nothing herein shall prevent Custom from continuing to use coatings supplied by third parties to carry out film, enteric or sugar coating of third party products.

13.	FORCE MAJEURE

13.1	Subject to due compliance with sub-clauses 13.2. and 13.3, neither party shall be liable to the other for any delay or non-performance of its obligations under this Agreement arising from any cause or causes beyond its reasonable control including, without limitation, any of the following: act of God, governmental act, war, fire, flood, explosion, or civil commotion.

13.2	In the event of either party being so delayed or prevented from performing its obligations such party shall:

13.2.1	give notice in writing of such delay or prevention to the other party as soon as reasonably possible stating the commencement date and extent of such delay or prevention, the cause thereof and its estimated duration;

13.2.2	use all reasonable endeavours to mitigate the effects of such delay or prevention upon the performance of its obligations under this Agreement; and

13.2.3	resume performance of its obligations as soon as reasonably possible after the removal of the cause of the delay or prevention.

13.3	Custom will not be entitled to claim it is delayed or affected by a cause beyond its reasonable control if the cause in question is one which a reasonable manufacturer or provider of the relevant services should have foreseen and provided for, nor shall it be so entitled unless it has performed and continued to perform to the best of its ability, all of its obligations under this Agreement.

13.4	If Custom is prevented from performing its obligations by an event of force majeure for more than four weeks, BCL may terminate this Agreement by notice to Custom and for the purposes of clause 14 such termination shall be deemed to be for cause.

14.	TERMINATION

14.1	Either party shall have the right to terminate this Agreement by notice in writing if the other party shall:

14.1.1	commit a material breach of this Agreement which, if remediable, is not remedied within 30 days of receipt of a notice specifying the nature of such breach and the steps required to remedy it; or

14.1.2	have a receiver or administrative receiver appointed over it or any part of its undertaking or assets or pass a resolution for winding up (otherwise than for the purposes of a bona fide scheme of solvent amalgamation or reconstruction) or a court of competent jurisdiction shall make an order to such effect or become subject to an administration order or enter into any voluntary arrangement with its creditors, fail or become unable to pay its debts as they fall due or cease or threaten to cease carrying on its business; or

14.2	BCL shall, in addition, have the right to terminate this Agreement

14.2.1	in the event of there being any change in the effective management or voting control of Custom which shall not be have been approved in writing by BCL prior to such change of control; or

14.2.2	any competent authority shall cancel or withdraw any approval or authorisation required by Clause 3.6 and Custom shall not procure that such approval or authorisation is reinstated within the time limit specified by the authority concerned.

15.	CONSEQUENCES OF TERMINATION

15.1

On or, where practicable, before the termination of this Agreement, howsoever arising, the parties shall co-operate fully in good faith to agree on a termination plan and to implement the same which shall specify such measures as are necessary to ensure an orderly transfer of production of the Products to an internal department of BCL or to such other person as BCL may nominate. The termination plan shall specify such measures as are necessary to ensure, as far as is possible, that there is no substantial disruption of the production of the Products for BCL occasioned by the transfer.

15.2	The parties shall, in any event, upon termination, however occurring, comply with the obligations set out below.

15.2.1	Custom shall allow BCL to remove without delay the Equipment, any remaining stocks of Raw Materials or finished Products and such other of BCL’s assets which are located at the Premises and shall provide BCL with all reasonable assistance in relation to such removal at no cost to BCL. Until such removal shall have taken place, Custom shall, notwithstanding termination, continue to be responsible for the completion of any orders remaining unfulfilled as at the time of termination unless instructed to the contrary by BCL

15.2.2	If by operation of law (including by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 1981, as amended) the contract of employment of any Custom employee shall be transferred to BCL, Custom shall (save to the extent that prior to the termination of this Agreement BCL has identified any such employee as a person whom BCL wishes to employ following such termination) indemnify and keep BCL indemnified against all losses, claims, liabilities and expenses arising out of or in connection with any claim or liability for redundancy or unfair dismissal or otherwise in respect of any such employee (including the cost of salary and all benefits and National Insurance contributions payable to or in respect of any such employee which BCL shall incur in relation to such employee) provided BCL shall terminate the contract of employment of such employee as soon as reasonably practicable after becoming aware of such transfer of employment and, in any event, no later than 3 months following the date of termination hereof.

15.2.3

Custom will promptly after the Termination Date deliver up to BCL all materials supplied by BCL incorporating any confidential information of, or relative to, BCL its products, business or customers and all copies thereof and destroy or erase any confidential information of, or relative to BCL contained in any materials prepared by or on behalf of Custom or recorded in any memory device and within 30 days after the Termination Date Custom will certify in writing to BCL that it has fully complied with its obligations under this clause.

15.2.4	If this Agreement terminates by reason of the default of Custom prior to the expiry of the Initial Term, Custom shall reimburse to BCL the unamortized proportion of any sums paid by BCL pursuant to the Development Plan in respect of the fit out of the Facility or the Premises (not including the provision of the Equipment but including any sums in respect of agreed drainage works paid prior to the date hereof as referred to in Clause 3.4.). Such sums shall be deemed amortized on a straight line basis over the full period of the Initial Term and the unamortized proportion shall be calculated pro rata on a day to day basis.

15.3	Termination of this Agreement, for whatever reason, will not affect any accrued rights or liabilities of either Party or payments due nor will it affect the coming into force or the continuance in force of any provision of this Agreement which is expressly or by implication intended to come into or continue in force on or after such termination.

16.	CONFIDENTIALITY AND ANNOUNCEMENTS

16.1	Each of the parties undertakes to the other to keep confidential the terms of this Agreement and all information that they have acquired about the Facility and each other’s business or operations and to use the information only for the purposes contemplated by this Agreement.

16.2	Custom undertakes that it will procure that each employee involved in the production of the Products will enter into a confidentiality agreement in such form as BCL may reasonably require pursuant to which they will undertake not to disclose any confidential information concerning the XGEL™ System, the Products or the Equipment.

16.3	A party does not have to keep confidential or to restrict its use of:

16.3.1	information that is or becomes public knowledge other than as a direct or indirect result of a breach of this Agreement; or

16.3.2	information that it receives from a source not connected with the party to whom the duty of confidence is owed that it has acquired free from any obligation of confidence to any other person.

16.4	Any party may disclose any information that it is otherwise required to keep confidential under this clause 16

16.4.1	to such professional advisers, consultants and employees or officers of its Group as are reasonably necessary to advise on this agreement, or to facilitate the installation and operation of the Equipment, provided that the disclosing party procures that the people to whom the information is disclosed keep it confidential as if they were that party; or

16.4.2	to the extent that the disclosure is required by law or by a regulatory body, taxation authority or securities exchange; or

16.4.3	to protect the disclosing party’s interest in any legal proceedings, but shall use reasonable endeavours to consult the other parties and to take into account any reasonable requests they may have in relation to the disclosure before making it.

16.5	Each party shall supply the other party with any information about itself or this Agreement as such other party may reasonably require for the purposes of satisfying the requirements of a law, regulatory body or securities exchange to which such other party is subject.

16.6	Custom shall, at all times, maintain prominently displayed on the exterior of the Facility and in the reception area of the Premises notices in a format, size and wording approved by BCL announcing the production of XGEL™ Film on behalf of BCL subject to any necessary Landlord or planning authority approval. Custom shall not otherwise make any announcement or public comment in respect of its relationship with BCL in any form or medium without the prior written approval of BCL.

17.	FURTHER ASSURANCE

17.1	Each party shall (at that party’s expense) promptly execute and deliver all such documents, and do all such things, as the other party may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement.

18.	VARIATION AND WAIVER

18.1	No delay in exercising or enforcing, failure to exercise or enforce or partial, single or defective exercise or enforcement of any right, remedy, power or privilege given to any party by or pursuant to this Agreement or by law and no custom or practice of any of the parties at variance with the terms of this Agreement shall constitute or be construed as constituting a waiver or partial waiver by any of the parties of any right, remedy, power or privilege, nor shall it operate to prevent the exercise or enforcement of any right, remedy, power or privilege at any subsequent time.

18.2	A party seeking to waive any right, power or privilege shall give notice of waiver in writing signed by a duly authorised representative of that party to the other party.

19.	DISPUTE RESOLUTION

19.1	If a dispute arises between the parties with regard to this Agreement, the parties shall try in good faith to negotiate a settlement. If the dispute is not resolved, the matter shall be referred,

19.1.1	if in relation to financial matters to an accountant agreed between the parties, or in the absence of agreement, and on the application of either party, appointed by the President of the Institute of Chartered Accountants in England and Wales; or,

19.1.2	if in respect of technical matters to such party as may be agreed between the parties or, in the absence of agreement and on the application of either party appointed by the President of the Pharmaceutical Society of Great Britain.

19.2	The person agreed, or so appointed (the “Expert”), shall act as expert and not as arbiter and his decision shall be final and binding on both parties. Each party will co-operate fully with the Expert and produce to the Expert forthwith upon request such information and/or documentation as he may reasonably request in connection with the dispute. The Expert’s costs and expenses shall be borne in such proportions as the Expert determines, or, failing which, equally between the parties.

20.	ACCOUNTING RECORDS

20.1

Custom will keep full and accurate batch records showing input, output and wastage of Raw Materials together with full and accurate records of each element of the costs payable to Custom hereunder pursuant to Clause 9. Such records to be in sufficient detail to enable such usage and/or costs to be accurately determined in accordance with Custom’s standard accounting practices. Custom shall, upon request, provide BCL or its duly authorised representatives access to such records at any reasonable time during normal office hours. Custom will, in addition, permit its books and records to be examined twice a year to the extent necessary to verify such usage and/or costs of production, such examination to be made at the expense of BCL by an independent auditor appointed by BCL who shall report to BCL only the relevant details of such costs for the period under examination. If any examination reveals wastage of Raw Materials is materially above the levels agreed as standard or that BCL has been charged by Custom more than the sum of such costs plus the relevant mark-up (where applicable) for the period being examined, the auditor shall promptly notify both BCL and Custom of the perceived discrepancy together with the auditor’s detailing of the asserted discrepancy. At the request of either party, any such discrepancy perceived in the auditor’s report shall be the subject of a prompt meeting between BCL and Custom at which meeting the parties shall discuss the purported discrepancy and attempt to resolve any dispute concerning it. If any examination reveals that BCL overpaid sums due to Custom under this Agreement as to the period being examined by more than two percent (2%) of the amount that was payable for such period, then Custom shall pay the cost of the auditor’s examination of the books and records. If BCL and Custom shall be unable to resolve the dispute, then at the request of either party it shall be dealt with in accordance with the provisions of Clause 19.

21.	GENERAL

21.1	Except as provided otherwise in this Agreement, no party may assign subcontract, or grant any Encumbrance or security interest over, any of its rights under this Agreement or any document referred to in it.

21.2	This Agreement, and any documents referred to in it, constitute the whole agreement between the parties and (save in the case of fraudulent misrepresentation) supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

21.3	If any provision of this Agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

21.4	If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

21.5	This Agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else.

21.6	Where this Agreement refers to the consent or approval of BCL, such consent or approval shall not be valid unless given by a director of BCL or a person duly authorized in writing by BCL to give such consent or approval from time to time.

21.7	Other than as explicitly stated in this Agreement, this Agreement shall not constitute or imply any partnership, joint venture, agency, fiduciary relationship or other relationship between the parties other than the contractual relationship expressly provided for in this Agreement. Save as otherwise expressly provided herein, Custom shall not enter into commitments on behalf of BCL or pledge the credit of BCL in any way nor purport or hold itself out as authorized to bind or pledge the credit of BCL.

21.8	This Agreement is not intended to give rise to any landlord and tenant relationship nor shall there be any deemed sharing of possession of the Premises or Facility

21.9	This Agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

21.10	Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

22.	NOTICES

22.1

Any notice to be given under this Agreement shall be in writing and shall be delivered by hand or sent by pre-paid first class post or by facsimile (such facsimile transmission notice to be confirmed by letter posted within twelve hours) to the address of the other party set out in this Agreement or notified under the provisions of this clause 22. Any such notice shall be effective notice when actually received.

22.2	Any notice shall be deemed to have been received

22.2.1	if delivered by hand, on the date of delivery;

22.2.2	if sent by pre-paid air mail post at the end of the second Business Day after posting, including the day of posting if a Business Day;

22.2.3	if sent by facsimile on the expiration of 12 hours after dispatch or on commencement of the Business Day following dispatch, whichever is the later, provided that a letter of confirmation was posted within 12 hours.

23.	GOVERNING LAW AND JURISDICTION

23.1	This Agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England.

23.2	The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement.

IN WITNESS whereof the parties hereto have executed this deed on the date first mentioned above.

SIGNED by	)	/s/ Graham Hind
for and on behalf of	)
BIOCUSTOM LIMITED	)

SIGNED by	)	/s/ Illegible
for and on behalf of	)
CUSTOM PHARMACEUTICALS LIMITED	)

SCHEDULE 1

DEVELOPMENT PLAN

Custom Pharmaceuticals undertakes to manage the installation and supervise the activities of the nominated sub-contractors who will carry out the works as set out below in the area shown on the attached plans, to establish a stand alone facility, in which Custom Pharmaceuticals will be able to meet the production requirements of BCL to produce its Xgel film products to the required standards.

All main utilities to be available at required input levels – electricity, gas and water- to be upgraded as required

Existing Mezzanine Floor to be extended and increased in height to accommodate BCL”s equipment.

Ensure an allowance for support and strengthening for up to a total of 4 mix and run tanks on mezzanine

Erection of additional cubicle partitioning to accommodate the film casting line

Erect additional partitioning to create a suitable liquid mixing area

Provide specific staff changing facilities for BCL staff

Construct external plant room to house gas boilers

Install suitable drainage in production cubicle and mixing areas

Reception area modifications /Meeting rooms and BCL office

Install suitable lighting in both production and mixing areas

Install specific ceilings for production and mixing areas

Supply additional service supplies, including electrical and compressed air, to production and mixing area

Floors to be finished to required standards

Stainless steel sinks to be installed in wet/mixing areas

Steam distribution to line and mixing/run tank areas plus controls

Condensate pipework/pumps etc

Chilled water distribution to line and mixing/run tanks

SCHEDULE 2

SPECIFICATION

(To be Agreed)

SCHEDULE 3

KEY PERSONNEL

1 x Engineer/Supervisor

1 x Liquid manufacturing operator

1 x QC/In process technician

2 x Machine Operators

SCHEDULE 4

FEES

The various charges payable pursuant to Clause 9 shall be calculated as follows:-

1	The Accommodation Charge

The Facility occupies approximately 20% of the total area of the Premises. BCL shall therefore, with effect from the date of SOP pay to Custom during the continuance of this Agreement a sum equivalent to 20% of the following costs as actually incurred by Custom in relation to the Premises or activities therein

Cost Element	Anticipated Full Yr Cost to BCL as at SOP (20% of actual cost)
Rent	£48,000
Rates	£22,680
Landlord Service Charge	£3,126
Buildings Insurance	£1,500

Total	£75,306

With effect from SOP the monthly Accommodation Charge shall be 1/12 of the above total (£6,275.50) which shall be paid monthly in arrears in accordance with Clause 9.

The monthly Accommodation Charge shall only be reviewed if the actual cost to Custom of any of the above elements shall be changed, in which case the relevant element shall be increased or decreased , with effect from the month following that in which the change takes effect, to a sum equivalent to 1/12 of 20% of the new total annual cost to Custom of the relevant element (demonstrated on an open book basis) save in the case of any increase in insurance costs caused by the installation of the Equipment which shall be dealt with in accordance with Paragraph 9 of this Schedule. Custom shall inform BCL so soon as practicable of any proposal to change the cost of any of the above elements

2	Servicing and Maintenance Charge

BCL shall reimburse to Custom the actual cost to Custom (demonstrated on an open book basis) of the following incurred in relation to the Facility or the Products only (as appropriate).

Supply of parts for the Servicing and Maintenance of the Equipment

Cost of Consumables - packaging, tape boxes, stretch wrap and pallets

Custom shall agree any such expenditure with BCL in advance and shall provide to BCL, at the end of each month, a fully itemised invoice in respect of all such expenditure incurred during such month together with copies of all third party invoices if so requested by BCL.

3	The Building Maintenance Charge

The parties acknowledge that over the term of this Agreement it may be necessary to carry out maintenance work in respect of the Premises. Custom shall consult with BCL provide full details of any works proposed to BCL prior to commencement. If Custom wishes BCL to reimburse any part of the costs thereof, it shall not commence any such works without the prior written approval of BCL.

Subject to such approval, Custom shall be entitled to invoice to BCL 20% of the actual cost to Custom of such works (demonstrated on an open book basis) in such instalments as the parties shall have agreed.

4	The Management and Technical Support Charge

BCL agree to pay Custom the following annual charges for the management and technical support required to run the BCL facility. The duties to be carried out by Custom in respect of these charges are set out in detail in Schedule 7.

Quality Assurance , Quality control management, MHRA licencing	£62,000
Engineering Support	£35,000
Production management	£15,000
Accountancy, planning, purchasing goods handling, administration, finance, Senior management supervision	£89,000

total annual charge	£201,000

With effect from SOP, BCL shall pay to Custom monthly in arrears (in accordance with Clause 9) 1/12 of the total annual charge (£16,750 per month). The annual and monthly charges shall remain fixed until 31 December 2006.

No later than 3 months prior to December 31 2006 the parties shall meet to discuss , in good faith, any amendments to the Annual Charge to apply for the period following such date.

5	The Warehousing Charge

The Warehousing Charge to be invoiced by Custom at the end of each month shall be the agreed Pallet Charge for the number of pallet spaces actually used during such month.

As from SOP the Pallet Charge at the Premises shall be set at a sum per Pallet per week agreed in accordance with the principles to be set out in Schedule 8. It is agreed and acknowledged that, where BCL agrees that pallet spaces may be provided at alternative premises, the relevant Pallet Charge shall be as agreed by BCL in advance to reflect the actual pallet charges charged to Custom for such alternative location. The Pallet Charge, whether at the Premises or otherwise, shall include all costs in relation to the storage and handling of the Raw Materials and Products within the Premises other than actual production including (without limitation) the cost of inventory control, the annual stock take, picking for use or dispatch, receipt and unloading of Raw Materials and loading of Products for dispatch and all movements within the Premises.

The rate for Pallet Charges at the Premises agreed pursuant to Schedule 8 shall be fixed until 31 December 2006. No later than 3 months prior to 31 December 2006, Custom shall carry out a benchmarking exercise in accordance with Schedule 8 or such other format as the parties may agree to ascertain the market rate for storage of pallets of equivalent products and the parties will negotiate in good faith a revised Pallet Charge to reflect such market rate.

6	The Staffing Charge

The staffing charge shall be the sum required to reimburse Custom in full for the salaries, national insurance and other agreed benefits (including any pre agreed overtime and/or bonuses) paid to the Key Personnel each month together with the cost of any pre-agreed temporary workers utilised , all of which shall be charged in arrears at the end of the month in which such staffing costs were incurred.

The initial annual salaries on which such costs are to be based shall be those actually agreed at the time the relevant member of the Key Personnel is appointed with the approval of BCL. Custom shall not increase such salaries without the prior written approval of BCL, such approval not to be unreasonably withheld to any rate of increase the same as that offered to other equivalent staff employed by Custom at the Premises for Custom’s own business.

The relevant annual salary and NI costs and benefits for each of the Key Personnel shall be divided by 234 (4.5 shifts per week x 52 weeks per year) to establish a standard shift rate for each member of the Key Personnel. Custom shall deduct from the Staffing Charge for each month (prior to the calculation of any mark up pursuant to Clause 9 so that the mark up is only paid on the net sum) the standard shift rate for each of the Key Personnel, for each shift for which such person was released by BCL for other duties pursuant to Clause 7.5 or was engaged in replacing defective Products pursuant to Clause 6.2 during such month.

7	Custom Profit Element

In accordance with clause 9.2, Custom shall be entitled to add an agreed 30% profit element to invoices for each of the following charges only:

Staffing Charge (6)

Accommodation Charge (1)

Building Maintenance (3)

Management and Technical Support Charges (4)

8	Utility Charges

Custom undertake to meter and accurately record the actual monthly usage of Electricity, Gas and Water in respect of the Facility. These will be invoiced to BCL monthly at cost with no additional Custom mark up.

9	Insurance of the Equipment Raw Materials and Products

Without prejudice to the liability of Custom in respect of any loss or damage to the Equipment, Raw Materials or Products while in its custody or control, Custom shall be entitled to charge to BCL each year, with effect from SOP, any demonstrable increase in its buildings and contents insurance premium as a result of the extension of cover to include the following elements:

•	£1.6 million, being the estimated value of the Equipment (when installed);

•	£0.5 million in respect of stocks of Raw Materials and/or Products held on the Premises

•	Improvements to the Premises carried out on behalf of BCL

PROVIDED that such increment shall be line with standard commercial rates. While BCL shall bear 100% of such increase, BCL shall not bear any additional costs incurred as a result of additional equipment installed by Custom at the Premises other than the Equipment or Custom’s own improvements to the Premises. Custom shall request its insurers to identify separately any increases in the base premium as a result of the Equipment or such other equipment. Where, as a result of any act or default of Custom such insurance shall increase beyond normal commercial rates, any such increase shall be borne solely by Custom.

SCHEDULE 5

THE EQUIPMENT

(To be Agreed)

SCHEDULE 6

SITE ACCEPTANCE TEST PROTOCOL

(To be Agreed)

SCHEDULE 7

MANAGEMENT AND TECHNICAL SUPPORT SERVICES

Services Provided

QA/QC/MHRA

Maintenance of MHRA Manufacturing Licence.

Production and maintenance of Standard Operating Procedures (SOP’s)

Maintenance and implementation of Quality systems.

Performance of regular internal self audits by QA.

Production of GMP deviation reports by QA.

Issue of Certificate of Compliance (sign off of manufacturing batch runs).

In Process physical testing.

Attending annual QA audits, one per customer.

Production Management

Production and maintenance of Batch Manufacturing Records (BMR’s).

Management of Human Resources.

Health and Safety training.

Job training.

Engineering Support

Planned and Preventative maintenance on MAINBOS.

Additional engineering support.

Health & Safety Inspections.

Administration

Maintenance, control and reporting of stocks.

Purchasing functions.

Production planning functions.

Costing reports & setting production standards.

Production efficiency reports.

Customer services.

Senior management time.

Accounting services.

Creation of manufacturing specifications.

SCHEDULE 8

WAREHOUSING COST CRITERIA

(To be Agreed)